New Way Homes, Inc.
Statement of Financial Position
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
10000 · Checking 2573	1,235,204.42
10100 · Holding 3795	76,247.40
10200 · Savings 1336	30,055.96
10300 · Restricted Savings SVCF 1377	1,021.50
10500 · Restricted Checking STH 7580	18,787.56
10600 · Money Market 3374	325,093.31
10900 · HSCC Petty Cash	600.00
Total Checking/Savings	1,687,010.15
Accounts Receivable	
11000 · Accounts Receivable	726.47
Total Accounts Receivable	726.47
Other Current Assets	
14000 · Prepaid Fees	770.00
14050 · Prepaid Insurance	8,024.75
Total Other Current Assets	8,794.75
Total Current Assets	1,696,531.37
Fixed Assets	
15005 · Computers	1,633.91
15100 · 8930 MacArthur Blvd Land Parcel	289,029.00
15905 · Accumulated Depreciation	-1,633.91
Total Fixed Assets	289,029.00
Other Assets	
16000 · Work in Process	532,662.71
18100 · Loan #1 to Envision I, LLC	
18102 · Loan Assumed by Envision II LLC	967,223.87
18103 · Loan Assumed by 8930 MacArthur	184,244.26
18100 · Loan #1 to Envision I, LLC - Other	2,890,537.04
Total 18100 · Loan #1 to Envision I, LLC	4,042,005.17
18120 · Loan #4 to Envision II, LLC	381,381.07
18125 · Loan #5 to Genesis Worship Cntr	254,151.32
18130 · Loan #6 to 841 Capitola LLC	175,517.81
18601 · Loan Fees	43,463.00
18610 · Accumulated Amortization	-41,761.00
18620 · Loan Fees Reclass Asset	-7,741.00
Total Other Assets	5,379,679.08
TOTAL ASSETS	**7,365,239.45**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	

Accrual Basis

New Way Homes, Inc.
Statement of Financial Position
As of December 31, 2022

	Dec 31, 22
20000 · Accounts Payable	24,426.66
Total Accounts Payable	24,426.66
Other Current Liabilities	
24000 · Payroll Liabilities	10,705.44
24100 · Accrued Payroll	6,180.76
24125 · Accrued Vacation	2,694.39
24150 · Accrued Sick	1,623.72
24200 · Accrued Expenses	6,000.00
24225 · Accrued Interest Payable	151,288.04
24500 · Workbench 8930 Note	22,625.44
25000 · Current Loans Secured	
25010 · CommonSpirit Loan	199,594.51
25015 · Religious Comm Invest Fund	200,517.81
25025 · Adrian Dominican Sisters	250,631.85
25030 · Community Vision Loan	9,615.00
25040 · LISC - Bay's Future Fund	297,105.53
Total 25000 · Current Loans Secured	957,464.70
Total Other Current Liabilities	1,158,582.49
Total Current Liabilities	1,183,009.15
Long Term Liabilities	
26000 · Accredited Investors Unsecured	4,168,315.00
27000 · Crowdfunding Campaign Unsecured	520,162.00
28000 · Loans Secured	
28200 · Loan Fees Reclass Liab.	-7,741.00
Total 28000 · Loans Secured	-7,741.00
28700 · Loans Unsecured	
28705 · Community Foundation SCC #1	350,000.00
28710 · Community Foundation SCC #2	500,000.00
Total 28700 · Loans Unsecured	850,000.00
29000 · 8930 LLC Loans Secured	
29005 · 8930 LLC Note Payable to NWH	184,244.26
Total 29000 · 8930 LLC Loans Secured	184,244.26
Total Long Term Liabilities	5,714,980.26
Total Liabilities	6,897,989.41
Equity	
31500 · Temp. Restricted Net Assets	220,490.18
32000 · Unrestricted Net Assets	201,998.47
Net Income	44,761.39
Total Equity	467,250.04
TOTAL LIABILITIES & EQUITY	7,365,239.45

New Way Homes, Inc.
Audited Statement of Activities
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
43400 · Direct Public Support	
43445 · Gifts in Kind- Services	65,505.99
43450 · Individ, Business Contributions	196,714.83
43460 · Foundation Grants	118,000.00
Total 43400 · Direct Public Support	380,220.82
45000 · Investments	
45030 · Interest-Savings, Short-term CD	3,580.30
45040 · Interest- Loans	223,487.25
Total 45000 · Investments	227,067.55
47200 · Program Income	
47240 · Program Service Fees	15,661.61
Total 47200 · Program Income	15,661.61
Total Income	622,949.98
Gross Profit	622,949.98
Expense	
60800 · Amortization Expense	6,039.00
60900 · Business Expenses	
60920 · Business Registration Fees	105.00
Total 60900 · Business Expenses	105.00
62100 · Contract Services	
62110 · Accounting Fees	75,294.51
62140 · Legal Fees	2,104.00
62150 · Outside Contract Services	22,685.11
Total 62100 · Contract Services	100,083.62
62800 · Facilities and Equipment	
62810 · Depr and Amort - Allowable	299.56
Total 62800 · Facilities and Equipment	299.56
65000 · Operations	
65010 · Books, Subscriptions, Reference	2,528.21
65030 · Printing and Copying	162.78
65040 · Supplies	312.10
65050 · Website & Materials	3,789.28
Total 65000 · Operations	6,792.37
65100 · Other Types of Expenses	
65110 · Bank Fees	668.02
65114 · Grants/Contributions	23,000.00
65115 · Crowdfunding/ Marketing	3,000.00
65120 · Insurance - Liability, D and O	13,311.67
65140 · Interest (NWHN)	128,936.16
65145 · Interest (Crowdfunding)	22,351.88

Accrual Basis

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New Way Homes, Inc.
Audited Statement of Activities
January through December 2022


	Jan - Dec 22
65150 · Interest (Other Loans)	56,359.00
65160 · Other Costs	3,428.34
Total 65100 · Other Types of Expenses	251,055.07
66000 · Payroll Expenses	
66100 · Wages	50,820.16
66150 · Home Office Allowance	275.00
66151 · Phone & Internet Service	25.00
66300 · Payroll Taxes	4,178.86
66500 · Workers Comp Insurance	230.83
Total 66000 · Payroll Expenses	55,529.85
66700 · Project Professional Fees	
66705 · Appraisal	3,750.00
66710 · Architectural	0.00
66716 · Civil Engineering	0.00
66718 · Geotechnical Engineering	0.00
66720 · Consulting	121,072.50
66725 · Legal	0.00
66733 · Environmental	18,000.00
66755 · Site Cleanup	-3,658.65
66765 · Utility Infrastructure	0.00
Total 66700 · Project Professional Fees	139,163.85
67025 · Property Taxes	9,630.85
67026 · Supplemental Property Tax	781.34
67050 · Project Permits	-110.00
68000 · Taxes - California	800.00
68300 · Travel and Meetings	
68310 · Conference, Convention, Meeting	6,864.92
68315 · Mileage	156.45
68320 · Travel	996.71
Total 68300 · Travel and Meetings	8,018.08
Total Expense	578,188.59
Net Ordinary Income	44,761.39
Net Income	**44,761.39**

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New Way Homes, Inc.
Audited Statement of Cash Flows
January through December 2022


	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	44,761.39
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	13,210.42
14000 · Prepaid Fees	587.50
14050 · Prepaid Insurance	-2,500.00
20000 · Accounts Payable	2,736.69
24000 · Payroll Liabilities	10,705.44
24100 · Accrued Payroll	6,180.76
24125 · Accrued Vacation	2,694.39
24150 · Accrued Sick	1,623.72
24200 · Accrued Expenses	6,000.00
24225 · Accrued Interest Payable	8,859.99
24500 · Workbench 8930 Note	22,625.44
25000 · Current Loans Secured:25010 · CommonSpirit Loan	199,594.51
25000 · Current Loans Secured:25015 · Religious Comm Invest Fund	200,517.81
25000 · Current Loans Secured:25025 · Adrian Dominican Sisters	250,631.85
25000 · Current Loans Secured:25030 · Community Vision Loan	9,615.00
25000 · Current Loans Secured:25040 · LISC - Bay's Future Fund	297,105.53
Net cash provided by Operating Activities	1,074,950.44
INVESTING ACTIVITIES	
15905 · Accumulated Depreciation	299.56
16000 · Work in Process	-224,639.48
18100 · Loan #1 to Envision I, LLC	-732,793.01
18100 · Loan #1 to Envision I, LLC:18102 · Loan Assumed by Envision II LLC	-54,748.52
18100 · Loan #1 to Envision I, LLC:18103 · Loan Assumed by 8930 MacArthur	-10,428.92
18120 · Loan #4 to Envision II, LLC	-95,537.47
18125 · Loan #5 to Genesis Worship Cntr	-14,890.44
18130 · Loan #6 to 841 Capitola LLC	-175,517.81
18610 · Accumulated Amortization	6,039.00
Net cash provided by Investing Activities	-1,302,217.09
FINANCING ACTIVITIES	
26000 · Accredited Investors Unsecured	-13,810.36
26000 · Accredited Investors Unsecured:26030 · NWHN #36	5,178.08
26000 · Accredited Investors Unsecured:26031 · NWHN #37	136.36
26000 · Accredited Investors Unsecured:26032 · NWHN #38	77,707.19
26000 · Accredited Investors Unsecured:26033 · NWHN #39	50,011.64
26000 · Accredited Investors Unsecured:26034 · NWHN #40	2,119.18
26000 · Accredited Investors Unsecured:26035 · NWHN #41	25,882.02
26000 · Accredited Investors Unsecured:26036 · NWHN #42	122,682.74
26000 · Accredited Investors Unsecured:26037 · NWHN #43	25,093.15
28000 · Loans Secured:28010 · Common Spirit	-199,901.36
28000 · Loans Secured:28015 · Religious Comm. Impact Fund	-200,517.81
28000 · Loans Secured:28025 · Adrian Dominican Sisters CIF	-250,631.85
28000 · Loans Secured:28030 · Community Vision Loan	-9,615.00
28000 · Loans Secured:28040 · LISC Loan - Bay's Future Fund	-277,304.41
29000 · 8930 LLC Loans Secured:29005 · 8930 LLC Note Payable to NWH	10,428.92
31500 · Temp. Restricted Net Assets	82,624.93
32000 · Unrestricted Net Assets	-82,624.93
Net cash provided by Financing Activities	-632,541.51
Net cash increase for period	-859,808.16
Cash at beginning of period	2,546,818.31
Cash at end of period	**1,687,010.15**